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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL REPORTS
FORM X-17A-5
PART III**

**FACING PAGE**

SEC FILE NUMBER
8-46868

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                                   MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fairview Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer          ☐ Security-based swap dealer          ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

154 Long Lots Road_____
                                        (No. and Street)

___Westport_____CT_____06880_____
          (City)                                            (State)                                              (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason T. Sunderland_____212-427-3623_____-_____js@fairviewsecurities.com____
                                              (Area Code - Telephone No.)                                      (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

TPS Thayer CPAs_____._____
                                        (Name - if individual, state last, first, middle name)

1600 Hwy. 6, Suite 100_____Sugar Land_____Texas_____77478_____
          (Address)                                    (City)                          (State)                          (Zip Code)

07/14/2020                                                                                    6706
(Date of Registration with PCAOB) (if applicable)          (PCAOB Registration Number, if applicable)

---

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
 **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Jason T. Sunderland, Chief Executive Officer</u>, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of <u>Fairview Securities, Inc. (Company)</u>, as of <u>December 31, 2022</u>, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

Jason T. Sunderland, Chief Executive Officer

Notary Public

## This filing** contains (check all applicable boxes):

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.

X (b) Notes to statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐

☐ Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Fairview Securities, Inc.
154 Long Lots Road
WestPort, CT 06880

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Fairview Securities, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements the Company has suffered recurring losses from operations and has stockholder's deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*TPS Thayer, LLC*

TPS Thayer LLC
We have served as Fairview Securities, Inc.'s auditor since 2021.
Sugar Land, TX
March 1, 2023


**FAIRVIEW SECURITIES, INC.**

Statement of Financial Condition

As of December 31, 2022


Assets

| | | |
|---|---|---|
| Cash | $ | 24,957 |
| Accounts Receivable | | 25,568 |
| Prepaid Expenses | | 8,081 |
| Total Assets | $ | 58,606 |

Liabilities and Stockholder's Equity

Liabilities

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 3,717 |
| Total Liabilities | | 3,717 |

Commitments and contingencies

Stockholder's Equity

Common stock, no par value, 20,000 shares authorized,

| | | |
|---|---|---|
| 7,250 shares issued and outstanding | | 145,000 |
| Additional paid-in capital | | 397,336 |
| Accumulated (deficit) | | (487,447) |
| Total Stockholder's Equity | | 54,889 |
| Total Liabilities and Stockholder's Equity | $ | 58,606 |


The accompanying notes are an integral part of these financial statements.


## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc. ("Company") is a Connecticut Corporation formed on November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC), National Futures Association ("NFA"), registered as a Commodity Trading Advisor ("CTA"). The Company is a wholly-owned subsidiary of Fairview Partners, Inc.

The Company's business activities involve the private placement of securities.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

### Cash

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable, accrued expenses and accounts receivable and cash.

**Concentration of Credit Risk**

Financial instruments that potentially subject to concentrations of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions. No credit risk in accounts receivable as deemed collectable.

**New Accounting Guidance**

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company does not expect the standard to have a significant impact on its consolidated financial statements.

## NOTE 3 – GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholder and related parties, the ability of the Company to obtain necessary equity financing to continue operations, and ultimately the attainment of profitable operations.

As of December 31, 2022, the Company had a net working capital of $54,889 and has an accumulated deficit of $487,447. Furthermore, for the year ended December 31, 2022, the Company incurred a net loss of $39,978 and used $102,648 of cash flows from operating activities. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These audited financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.  At December 31, 2022, the Company had net capital of $23,152, which was $18,152 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

## NOTE 5 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities.  There were no inadequacies in the procedures followed in adhering to the exemptive provisions of SEC rule 15c3-3(k).

## NOTE 6 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

## NOTE 7 – ACCOUNTS RECEIVABLE

Accounts receivables balance as of December 31, 2022, were $25,568. Management has determined that no allowance for credit losses is necessary as of December 31, 2022.

## NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable balance as of December 31, 2022 was $1,997. Accrued expenses payable balance as of December 31, 2022 was $1,720 consisting of accrued commission payable.

## NOTE 9 -  RISKS AND UNCERTAINTIES

The Covid-19 pandemic continues to cause a significant number of cases in 2022. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our  experience to date we expect this to remain the case.  We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our  operations in the best and safest way possible.

## NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2023, the date on which these financial statements were available to be issued.  The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.